Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(March 31, 2013 and 2012)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	March 31, 2013	December 31, 2012

Assets
Current assets
Cash and cash equivalents		$51,882	$48,715
Receivables and prepaids		6,151	7,736
Inventories and stockpiled ore	7	24,128	27,898
Assets held for sale	6	2,212	2,432
		84,373	86,781
Non-current assets
Available for sale financial assets and warrant investments	8	542	810
Investments in associates	9	5,042	5,361
Restricted cash		7,095	7,095
Mining interests	10	750,168	719,616
Deferred financing costs	11(a)	—	3,352
		$847,220	$823,015

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$34,719	$33,867
Current portion of finance lease obligations		4,900	6,324
Current portion of long term debt	11	17,282	18,219
		56,901	58,410
Non-current liabilities
Finance lease obligations		2,035	2,812
Long term debt	11	125,993	100,334
Share-based liabilities		504	479
Environmental rehabilitation provision		5,270	5,257
		133,802	108,882

Equity	13
Share capital		1,017,262	1,016,524
Equity portion of convertible debentures		14,753	14,753
Reserves		23,880	23,212
Deficit		(399,378)	(398,766)
		656,517	655,723
		$847,220	$823,015

Subsequent events note 6

See accompanying notes to condensed consolidated interim financial statements

Approved by the Board

Alan Moon	Arnold Klassen
Director	Director

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of Canadian dollars, except per share amounts, unaudited)

For the three months ended March 31,	Note	2013	2012

Revenue		$42,857	$24,563
Production costs	3	(26,124)	(15,310)
Depletion and depreciation		(12,873)	(7,992)
Earnings from mine operations		3,860	1,261

Expenses
General and administrative		(3,005)	(3,335)
Exploration and evalution		(423)	(877)
		432	(2,951)
Other income, net	4	2,376	1,137
Share of loss of investments in associates	9	(319)	(1,163)
Earnings (loss) before finance items		2,489	(2,977)

Finance items	5
Finance income		181	115
Finance expense		(3,282)	(91)
Loss from continuing operations		(612)	(2,953)
Loss from discontinued operations		—	—
Net loss		$(612)	$(2,953)

Other comprehensive (loss) income
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss from continuing operations, net of tax
Unrealized loss on available for sale investments		(236)	(1,168)
Other comprehensive income from discontinued operations
Exchange differences on translation of foreign operations		156	4,911
Comprehensive loss from continuing operations		(848)	(4,121)
Comprehensive income from discontinued operations		156	4,911
Total comprehensive (loss) income		$(692)	$790

Basic and diluted loss per share	13(b)
Loss per share from continuing operations		$(0.00)	$(0.01)
Loss per share		$(0.00)	$(0.01)

Weighted average number of common shares outstanding (in 000’s) note 13(b)
Basic		416,275	403,645
Diluted		416,275	403,645

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

For the three months ended March 31,	Note	2013	2012

Operating Activities

Net loss from continuing operations		$(612)	$(2,953)
Add (Deduct):
Depletion and depreciation		12,907	8,029
Share-based payments expense		640	1,089
Share of loss of investments in associates		319	1,163
Other income, net		(2,376)	(1,137)
Finance income		(181)	(115)
Interest received		59	62
Finance costs		3,282	91
Interest paid		(5,632)	(862)
Change in non-cash operating working capital	14	6,392	(8,452)

Net cash flow provided by (used in) continuing operating activities		14,798	(3,085)
Net cash flow provided by (used in) discontinued operating activities		—	—

Investing Activities

Additions to mining interests, net of pre-production sales		(41,071)	(35,246)
Proceeds from sale of available for sale investment	8	—	720

Net cash flow used in investing activities of continuing operations		(41,071)	(34,526)
Net cash flow used in investing activities of discontinued operations		—	—

Financing Activities

Proceeds from long term debt, net of transaction costs	11(a(ii))	34,927	—
Proceeds from sale of royalty interest, net of fees		—	34,704
Long term debt payments	11(a(i))	(3,292)	—
Payment of finance lease obligations		(2,285)	(2,060)
Common shares issued for cash (net of share issue costs)		—	14,970
Exercise of stock options and warrants		23	19

Net cash provided by financing activities of continuing operations		29,373	47,633
Net cash provided by financing activities of discontinuing operations		—	—

Impact of foreign exchange on cash balances		67	(245)

Increase in cash and cash equivalents during the period		3,167	9,777
Cash and cash equivalents at beginning of year		48,715	55,959
Cash and cash equivalents at end of period		$51,882	$65,735

Supplemented cash flow information note 14

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

		Share capital			Reserves
				Equity portion			Currency	Investment
		Shares		of convertible		Share-based	translation	revaluation
	Note	(‘000s)	Amount	debentures	Warrants	payments	adjustment	reserve	Deficit	Equity
At January 1, 2013		415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723
Shares issued as part of various agreements (net of share issue costs of $30)	10,11(a(ii))	936	702	—	—	—	—	—	—	702
Share based payments	13(a(ii))	—	—	—	—	761	—	—	—	761
Stock-options exercised (including transfer from share-based payments reserves of $13)	13(a(i))	30	36	—	—	(13)	—	—	—	23
Net loss		—	—	—	—	—	—	—	(612)	(612)
Other comprehensive income (loss), net of tax		—	—	—	—	—	156	(236)	—	(80)
Total comprehensive loss							156	(236)	(612)	(692)
At March 31, 2013		416,620	$1,017,262	$14,753	$2,469	$27,007	$(3,811)	$(1,785)	$(399,378)	$656,517

		Share capital			Reserves
				Equity portion of			Currency	Investment
		Shares		convertible		Share-based	translation	revaluation
	Note	(‘000s)	Amount	debentures	Warrants	payments	adjustment	reserve	Deficit	Equity
At January 1, 2012		400,169	$992,318	$0	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828
Share based payments	13(a(ii))	—	—	—	—	1,359	—	—	—	1,359
Stock-options exercised (including transfer from share-based payments reserves of $6)	13(a(i)	23	25	—	—	(6)	—	—	—	19
Shares issued as part of mining property agreements (net of share issue costs of $30)	10	10,051	14,970	—	—	—	—	—	—	14,970
Net loss		—	—	—	—	—	—	—	(2,953)	(2,953)
Other comprehensive income (loss), net of tax		—	—	—	—	—	4,911	(1,168)	—	3,743
Total comprehensive income							4,911	(1,168)	(2,953)	790
At March 31, 2012		410,243	$1,007,313	$0	$2,469	$22,896	$(2,768)	$(157)	$(83,787)	$945,966

Shares issued as part of agreements (net of share issue costs of $89)		5,350	4,772	—	—	—	—	—	—	4,772
Equity portion of convertible debentures (net of transaction costs of $988)	11(b)	—	—	20,000	—	—	—	—	—	20,000
Share based payments		—	—	—	—	3,385	—	—	—	3,385
Stock-options exercised (including transfer from share-based payments reserves $21)		61	71	—	—	(22)	—	—	—	49
Change in deferred tax assets (liabilities)			4,368	(5,247)	—	—	—	—	—	(879)
Net loss		—	—	—	—	—	—	—	(314,979)	(314,979)
Other comprehensive loss, net of tax		—	—	—	—	—	(1,199)	(1,392)	—	(2,591)
Total comprehensive loss							(1,199)	(1,392)	(314,979)	(317,570)
At December 31, 2012		415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and, as of August 1, 2011, on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec and Mexico (the latter optioned to a third party). The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the IASB, and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2012, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2012 annual consolidated financial statements and the notes thereto.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in Note 3 of the 2012 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in note 4 of the 2012 annual consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The Company reviewed the amendments to IFRS 7 and IAS 32 and determined that no additional disclosures are currently required.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of the Company’s subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. The Company determined that the standard did not have any impact on its condensed consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company assessed its disclosures and concluded that the adoption of IFRS 12 did not result in any change in disclosures in the condensed consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. The condensed consolidated interim financial statements for the three months ended March 31, 2013 and 2012 include additional disclosures in accordance with the requirements of IFRS 13 (refer to note 16).

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In accordance with the requirements of Amendments to IAS 1, the Company separated the items of other comprehensive income that would be reclassified to profit and loss from those that would never be reclassified to profit and loss on the Statement of Other Comprehensive (Loss) Income.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. The amended standard does not impact the Company’s condensed consolidated interim financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company determined that the amendments to IAS 27 did not have any impact on its condensed consolidated interim financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. IFRIC 20 does not impact the Company’s condensed consolidated interim financial statements.

3.              PRODUCTION COSTS

Three months ended March 31,	2013	2012
Raw materials and consumables	$9,046	$6,632
Salaries and employee benefits	8,289	6,459
Contractors	4,338	5,170
Definition and delineation drilling	1,925	2,479
Royalties	1,112	136
Rentals and operating leases	263	171
Change in inventories	1,012	(6,101)
Share based payments	126	194
Other	13	170
	$26,124	$15,310

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

4.              OTHER INCOME

Three months ended March 31,	2013	2012
Unrealized and realized gain on embedded derivatives note 11(a)	$2,094	$—
Gain on sale of available for sale investments	—	584
Foreign exchange gain, net	320	613
Unrealized loss on warrants note 8	(38)	(60)
Other income, net	$2,376	$1,137

Foreign exchange gain for the three months ended March 31, 2013 includes a $352 unrealized gain from the mark to market of certain embedded derivatives (note 11(a)); for the same period in 2012, it includes a $975 unrealized gain from the translation of the US$50,000 UniCredit Bank AG revolving credit facility (paid in full on September 7, 2012, concurrent with the closing of the convertible debenture agreement — note 11 (b)).

The Company realized a gain of $584 in the first quarter of 2012 from the sale of one of its available for sale investments; $749 was transferred from the investment revaluation reserve to income (loss), representing the accumulated gain on the investment from the date of acquisition to December 31, 2011.

5.              FINANCE INCOME AND FINANCE EXPENSE

Three months ended March 31,	2013	2012

Interest income on bank deposits	$181	$115
Finance income	$181	$115
Borrowing costs note 11	$(3,155)	$—
Other interest expense	(114)	(77)
Unwinding of the discount on environmental rehabilitation provision	(13)	(14)
Total finance expense	$(3,282)	(91)

6.              ASSETS HELD FOR SALE

Assets held for sale represent the fair value less cost to sell of the Company’s Mexico subsidiary pursuant to an agreement entered into between the Company and Revolution Resources Corp. (“Revolution”) on January 30, 2013; the agreement provides for the Company selling all the outstanding shares of the Mexico subsidiary (which holds 100% of the Company’s Mexico property portfolio - the “Mexico portfolio selling agreement”) to Revolution for 20,000,000 common shares of Revolution issuable on closing, 2% to 3.5% Net Smelter Return (“NSR”) on the various properties of the Mexico portfolio (subject to rights of Revolution’s to repurchase a portion of the NSR) and $5,000 in cash or common shares of Revolution on or before December 31, 2017. Upon closing of the agreement, the amended option agreement entered between the Company and Revolution on July 26, 2012 will be terminated.

Upon closing of the agreement, Revolution will be considered an associate of the Company, as Lake Shore Gold has the right of board representation and the Company will own more than 20% of the outstanding shares of Revolution, giving it significant influence.

At December 31, 2012, the assets and liabilities of the Mexico subsidiary were reclassified as held for sale in the statement of financial position; the Company recorded an impairment charge of $71,500 on the reclassification; there is no significant change in the assets held for sale at March 31, 2013. The disposal of the Mexico property portfolio is consistent with the Company’s long term policy to focus its activities in its three gold complexes in Canada. The agreement closed on May 8, 2013.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

a)             Assets and liabilities held for sale

The major classes of assets and liabilities of the Mexico subsidiary at March 31, 2013 and December 31, 2012 are as follows:

As at	March 31, 2013	December 31, 2012
Cash and cash equivalents	$13	$379
Mining interests	2,199	2,053
Assets held for sale	$2,212	$2,432

b)             Discontinued operations

There was no income or loss from discontinued operations for the three months ended March 31, 2013 and 2012; $156 and $4,911 of exchange differences from translation of foreign operations, respectively, for the three months ended March 31, 2013 and 2012, is included in other comprehensive income.

7.              INVENTORIES AND STOCKPILED ORE

As at	March 31, 2013	December 31, 2012
Bullion	$701	$10,494
Gold in circuit	11,855	7,784
Stockpile ore	7,929	6,420
Materials and supplies inventory	3,643	3,200
	$24,128	$27,898

The cost of inventories and stockpile ore recognized as an expense (excluding royalty expense) during the three months ended March 31, 2013 is $25,012 (2012, $15,174). There were no write downs or reversals of write downs of inventory to net realizable value during the three months ended March 31, 2013 and 2012.

8.              AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

As at	March 31, 2013	December 31, 2012

Available for sale investments	$471	$702
Warrant investments	71	108
	$542	$810

The Company holds available for sale investments in certain public companies. During the three months ended March 31, 2013, the Company recorded $236 (2012, $420) of unrealized loss after tax in other comprehensive income, representing the change in the market value of its available for sale investments during the periods.

During the three months ended March 31, 2012, the Company sold one of its available for sale investments for $720 and recorded a realized gain of $584 in net loss (gain of $748 transferred from other comprehensive income to net loss, partially offset by $165 unrealized loss which reduced the available for sale investment balance).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The Company holds warrant investments in certain public companies. During the three months ended March 31, 2013, the Company recorded $38 of unrealized loss on its warrant investments (2012, $60).

9.              INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	March 31, 2013			December 31, 2012
As at	Net book value	Fair value	Ownership	Net book value	Fair value	Ownership
Northern Superior Resources Inc.	$4,231	$2,247	23.84%	$4,493	$4,493	23.84%
Golden Share Mining Corporation	811	542	19.76%	$868	$868	19.76%
	$5,042			$5,361

As at March 31, 2013 and December 31, 2012, the Company holds 19,000,000 shares of RT Minerals Corp. valued at $Nil.

During the three months ended March 31, 2013, the Company recorded a loss of $319 (2012, $1,163), representing the Company’s share on losses of its equity investments. The decline in the fair value of investments in associates is considered as temporary decline reflecting general market trends.

10.       MINING INTERESTS

Period ended March 31, 2013	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2013	$501,107	$134,605	$635,712	$175,579	$811,291
Additions	23,183	35	23,218	389	23,607
Construction in progress	—	—	—	17,387	17,387
Cost at March 31, 2013	$524,290	$134,640	$658,930	$193,355	$852,285
Accumulated depreciation and depletion
At January 1, 2013	$47,779	$—	$47,779	$43,896	$91,675
Depreciation	—	—	—	2,993	2,993
Depletion	7,449	—	7,449	—	7,449
Accumulated depreciation and depletion at March 31, 2013	$55,228	$—	$55,228	$46,889	$102,117
Carrying amount at March 31, 2013	$469,062	$134,640	$603,702	$146,466	$750,168

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Year ended December 31, 2012	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2012	$228,921	$611,899	$840,820	$137,306	$978,126
Transfers from non depletable to depletable	379,188	(379,188)	—	—	—
Additions	92,443	4,893	97,336	45,481	142,817
Construction in progress	—	—	—	37,294	37,294
Pre-production revenue	(6,706)	—	(6,706)	—	(6,706)
Transfer to inventories	(5,270)	—	(5,270)	—	(5,270)
Change in estimate and discount rate (environmental rehabilitation assets)	842	—	842	—	842
Foreign exchange	—	3,712	3,712	—	3,712
Franco-Nevada / Revolution transactions	(34,704)	(267)	(34,971)	—	(34,971)
Reclass to assets held for sale note 6	—	(2,053)	(2,053)	—	(2,053)
Impairment charge	(153,607)	(104,391)	(257,998)	(44,502)	(302,500)
Cost at December 31, 2012	$501,107	$134,605	$635,712	$175,579	$811,291
Accumulated depreciation and depletion
At January 1, 2012	$10,173	$0	$10,173	$28,405	$38,578
Depreciation	—	—	—	15,491	15,491
Depletion	37,606	—	37,606	—	37,606
Accumulated depreciation and depletion at December 31, 2012	$47,779	$0	$47,779	$43,896	$91,675
Carrying amount at December 31, 2012	$453,328	$134,605	$587,933	$131,683	$719,616

During the quarter ended March 31, 2013, the Company issued 50,000 common shares to the First Nation communities, under an Impact and Benefits Agreement, valued at $32.

The amortization of plant and equipment used in the exploration and development activities of assets not yet ready as intended by management is capitalized to the specific property ($738 for the three months ended March 31, 2013; $1,082 for same period in 2012).

Borrowing costs incurred on long term debt (note 11) totaling $1,901 for the three months ended March 31, 2013 (2012, $777) are capitalized to qualifying assets.

During the three months ended March 31, 2012, the Company recorded $6,706 of pre-production revenue, representing sales of gold bullion produced from Thunder Creek Deposit and Bell Creek Mine prior to commercial production on January 1, 2012.

11.       LONG TERM DEBT

As at	March 31, 2013	December 31, 2012
Gold loan (a(i))	$31,335	$36,775
Standby Line (a(ii))	31,245	—
Convertible debentures (b)	80,695	81,778
	$143,275	$118,553
Current portion of long term debt (a)	17,282	18,219
Long term debt	$125,993	$100,334

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

(a)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured over the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35,000, maturing on January 1, 2015. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan.

(i)             Gold Loan

The Gold Loan will be repaid through 29 monthly cash payments starting on January 31, 2013 based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative is marked to market at each period end with changes in fair value recorded as other income (expense) and foreign exchange gain (loss), the latter representing the impact of changes in US$/Canadian$ exchange rate on the fair value of the derivative.

During the three months ended March 31, 2013 the Company:

•                  paid $4,690 for the Gold Loan (including $1,398 of interest) and recorded $30 of realized gain (change in gold prices from December 31, 2012) and $99 realized foreign exchange loss;

•                  incurred $1,597 of interest expense and amortization of transaction costs of which $600 was capitalized in mining interests;

As at March 31, 2013, the Company recognized an embedded derivative asset of $1,271 (December 31, 2012, liability of $1,145) and recorded $2,064 of unrealized gain as a result of the change in gold prices during the quarter and $352 of unrealized foreign exchange gain due to movement in US$/Canadian$ exchange rate.

As at	March 31, 2013	December 31, 2012
Accreted principal	$32,606	$35,630
Embedded derivative (asset) liability	(1,271)	1,145
	$31,335	$36,775
Current portion of gold loan	17,818	17,761
Current portion of embedded derivative (asset) liability	(536)	458
Long term portion of gold loan	$14,053	$18,556

(ii)   Standby Line

On February 1, 2013, the Company drew down the Standby Line of $35,000 and issued 885,964 common shares of the Company (valued at $700), representing the 2% drawdown fee; the Standby Line matures on January 1, 2015 and bears annual interest of 9.75%, compounded monthly; the Company can pay the Standby Line or portions of it at any time before the maturity date; the Company owes a 4% rollover fee on

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

the outstanding principal at December 31, 2013 that can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

Upon drawing down the Standby Line, $4,095 of transaction costs were netted against the long term debt ($3,352 of deferred financing costs outstanding at December 31, 2012 and remaining incurred upon the draw down, including value of shares issued). For the three months ended March 31, 2013 the Company incurred borrowing costs of $909 related to the Standby Line, of which $342 are capitalized in mining interests; borrowing costs incurred include interest expense of $569 and amortization of deferred transaction costs of $340.

As at	March 31, 2013	December 31, 2012
Principal	$35,000	$—
Unamortized transaction costs	(3,755)	—
	$31,245	$—

(b)         Convertible Debentures

On September 2012, the Company issued 103,500 at $1,000 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bear annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting on March 31, 2013, and maturing on September 30, 2017; on March 31, 2013 the Company paid $3,633 of interest to the Debenture holders.

The option of the holders to convert the Debentures into common share of the Company requires the Debentures to be accounted as a compound financial instrument with $82,512 recorded as long term debt and $20,988 as equity (the latter representing the value of the holder conversion option). The debt component is subsequently measured at amortized cost using the effective interest method.

As at	March 31, 2013	December 31, 2012
Beginning balance	$81,778	$78,626
Interest expense and unwinding of discount rate	2,550	3,152
Interest payment	(3,633)	—
	$80,695	$81,778

Of the $2,550 interest expense and unwinding of the discount rate related to the Debentures incurred during the three months ended, $959 was capitalized to mining interests.

12.       DEFERRED MINING TAXES

The Company is in a net deferred tax asset position as at March 31, 2013 and December 31, 2012 and has recognized the benefit of the deferred income tax assets to the extent they offset the deferred income tax liabilities; the remaining deferred tax assets are not recognized as the Company does not have a history of earnings.

During the three months ended March 31, 2013 and 2012, the Company recorded $Nil of deferred Ontario mining tax provision.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

13.       EQUITY

a)             Reserves

i)                Share Options

As at March 31, 2013, the Company had 21,733,485 options outstanding of which 14,309,650 are exercisable. Movements in share options during the three months ended March 31, 2013 and 2012 were as follows:

	March 31, 2013		March 31, 2012
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	23,087,535	$2.32	20,187,752	$2.75
Granted	—	$0.00	42,000	$1.24
Forfeited and expired	(1,324,050)	$1.83	(497,000)	$2.89
Exercised	(30,000)	$0.79	(23,000)	$0.80
Outstanding, end of period	21,733,485	$2.35	19,709,752	$2.75
Exercisable, end of period	14,309,650		9,574,519	$0.82

ii)            Share-based payment expense

Share-based payment recognized is allocated to production costs (options granted to mine employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $146 of share-based payments for the three months ended March 31, 2013 (same period in 2012, $308).

The allocation in the condensed consolidated statement of comprehensive (loss) income for the three month periods ended March 31, 2013 and 2012 is as follows:

Three months ended March 31,	2013	2012
General and administrative	$458	$818
Production costs	126	194
Exploration	31	39
Total share-based payments	$615	$1,051

b)             Basic and diluted loss per share

The impact of the outstanding options, warrants and convertible debentures for the three months ended March 31, 2013 and 2012 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the three months ended March 31, 2013 and 2012 is calculated as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Three months ended March 31,	2013	2012
Net loss from continuing and discontinued operations	$(612)	$(2,953)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	416,275	403,645
Basic and diluted loss per share	$(0.00)	$(0.01)

14.       SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31,	2013	2012

Change in operating working capital
Decrease (increase) in receivables and prepaids	$767	$(1,268)
Decrease (increase) in inventory	564	(6,378)
Increase (decrease) in accounts payable and accrued liabilities	5,061	(806)
	$6,392	$(8,452)

Cash and cash equivalents at March 31 consist of:
Cash	$11,674	$52,568
Short term investments	40,208	13,167
	$51,882	$65,735

	Three months ended March 31,
Non-cash investing and financing activities	2013	2012

Mining interests
Reduction in working capital related to mining interests	$(1,554)	$(1,039)
Shares issued as part of mining property agreements	32	—
Transfers to inventories and stockpiled ore upon commercial production	—	(5,270)
Stock options capitalized	146	308
Changes in mine closure assets	—	399
Non cash interest capitalized	563	148
	$(813)	$(5,454)
Assets held for sale
Translation of foreign operations	$156	$4,911
	$156	$4,911
Share Capital
Transfer of amounts from contributed surplus	13	6
Shares issued as part of mining property agreement	32	—
Shares issued as part of financing agreement note 11(a(ii))	700	—
	$745	$6

15.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of loss of its equity investments; corporate finance income, net, includes bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, the chief operating decision maker.

Three months ended March 31, 2013

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$42,857	$—	$—	$42,857
Earnings from mine operations	3,860	—	—	$3,860
Expenses
General and administrative	—	—	(3,005)	(3,005)
Exploration and evalution	—	(423)	—	(423)
	3,860	(423)	(3,005)	432

Other income	—	—	2,376	2,376
Share of loss of investments in associates	—	—	(319)	(319)
Earnings (loss) before finance items	3,860	(423)	(948)	2,489
Finance items (net)	—	—	(3,101)	(3,101)
Net earnings (loss)	$3,860	$(423)	$(4,049)	$(612)
Expenditures on mining interests	$41,036	$35	$—	$41,071
Total assets	$781,575	$2,912	$62,733	$847,220
Total liabilities	$43,329	$—	$147,374	$190,703

Three months ended March 31, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$24,563	$—	$—	$24,563
Earnings from mine operations	1,261	—	—	$1,261
Expenses	—
General and administrative	—	—	(3,335)	$(3,335)
Exploration and evalution	—	(877)	—	$(877)
	1,261	(877)	(3,335)	$(2,951)

Other income (expense)	—	—	1,137	$1,137
Share of loss of investments in associates	—	—	(1,163)	$(1,163)
Loss before finance items	1,261	(877)	(3,361)	$(2,977)
Finance items (net)	—	—	24	$24
Net earnings (loss)	$1,261	$(877)	$(3,337)	$(2,953)
As at and for the year ended December 31, 2012
Expenditures on mining interests	$163,888	$4,706	$—	$168,594
Pre-production revenue	$(6,706)	$—	$—	$(6,706)

Total assets	$620,954	$138,258	$63,803	$823,015
Total liabilities	$45,789	$—	$121,503	$167,292

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

* Mining operations include activities on the Company’s Timmins West Mine and Bell Creek Mine.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of (loss) income) as well as properties capitalized as per the Company’s policy (other than the properties which are in commercial production as discussed above).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

16.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013	December 31, 2012
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$51,882	$48,715
Restricted cash	7,095	7,095
Warrant investments note 8	71	108
	$59,048	$55,918

Loans and receivable, measured at amortized cost
Receivables	$5,314	$6,578

Available-for-sale, measured at fair value
Investments in public companies note 8	$471	$702

Financial Liabilities
At fair value through profit and loss
Embedded derivative (asset) liability note 11(a)	$(1,271)	$1,145

Other financial liabilities, measured at fair value
Share-based liabilities	$504	$479

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$34,719	$33,867
Long term debt note 11	$144,546	$117,408
	$179,265	$151,275

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	March 31, 2013	December 31, 2012
As at	Level 1	Level 1

Cash and cash equivalents	$51,882	$48,715
Restricted cash	$7,095	$7,095
Investments in public companies	$471	$702
Debentures	$85,905	$95,499

	Level 2	Level 2
Gold loan liability note 11(a(i))	$35,243	$38,521
Embedded derivative (asset) liability note 11(a (ii))	$(1,271)	$1,145
Share-based liabilities	$504	$479
Warrant investments	$71	$108

The Company does not have Level 3 input financial instruments. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The fair value of the gold loan liability and embedded derivative (asset) liability are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities and warrant investments are determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.